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Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, NY 10022

                      December 12, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman
                  Branch Chief—Legal

  Re:
  Xplore Technologies Corp.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed on November 20, 2007
  File No. 333-14661

Dear Mr. Shuman:

        On behalf of Xplore Technologies Corp. (the "Company"), we are filing herewith Amendment No. 2 to the Company's Registration Statement on Form S-1 (the "Amended Registration Statement"). We are also providing one unmarked copy of the Amended Registration Statement and one copy of the Amended Registration Statement that is marked to show changes from Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement").

        Reference is made to the letter of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated December 6, 2007, setting forth comments to the Registration Statement filed by the Company on November 20, 2007. Set forth below are the Staff's comments, indicated in bold, and the Company's responses.

Form S-1

General

1.
We note your response to comment 1 of our November 6, 2007 comment letter. Please expand your analysis to provide an description of any plans the affiliated selling shareholders may have for the use of the proceeds from the sale of the shares being registered in the registration statement. Specifically, address whether the affiliated selling shareholders have any plans, proposals or arrangements, express or implied, to use proceeds from the offering to fund the registrant or to defray obligations on behalf of the registrant.

        Response:    To the Company's knowledge, none of the affiliated selling shareholders have any plans, proposals or arrangements, neither express nor implied, to use the proceeds from the sale of the shares being registered in the registration statement, including using proceeds from the offering, to fund the Company or to defray obligations on behalf of the Company.

        If you wish to discuss the foregoing response, please call me at (212) 603-2227.

Very truly yours,
/s/ Jonathan J. Russo
cc:	Michael J. Rapisand Xplore Technologies Corp.

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